EXHIBIT 2.2
ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (along with the exhibits and schedules hereto, this “Agreement”) is dated October 3rd 2018 (“The Closing Date”) shall produce final effects on November 3rd 2018 (the “Effective Date”), and is entered into by and between EUROPEAN DISTRIBUTION CENTER MOTIVA BVBA, a corporation organized under the laws of Belgium, having its registered office Sint-Jansveld 11 A 2160 Wommelgem Handelsregisetr te Antwerpen, with company ID number 881512541("Motiva"), and Menke Med GmbH, a corporation organized under the laws of Germany, having its registered office at Tucherpark 22, 85622 Feldkirchen, Germany, with company ID number 161694, VAT number DE247564346 (“Menke”). Motiva and Menke are each referred to herein as a “Party”, and collectively as the “Parties”. All capitalized terms used throughout this Agreement and otherwise not defined herein shall have the meaning provided in Schedule 1 attached hereto.
RECITALS
WHEREAS, Menke is engaged in the business of selling, marketing and distributing breast implants in the Territory (the “Business”), and owns or has the right to use all of the Transferred Assets; and
WHEREAS, on the terms and subject to the conditions set forth herein, among other things, Menke desires to sell, transfer and assign to Motiva, and Motiva desires to purchase from Menke, the Transferred Assets.
NOW THEREFORE, in consideration of the mutual promises, covenants, agreements and understandings contained in this Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.Purchase of Transferred Assets.
1.1    Purchase of Transferred Assets. Subject to the terms and conditions of this Agreement, as of the Closing Date, Menke agrees to sell (verkaufen), convey, assign and transfer (abtreten) to Motiva, and Motiva will purchase and acquire from Menke free and clear of any Liens, all of Menke’s right, title and interest in and to the following (collectively, the “Transferred Assets”):
(a)    All of Menke´s existing Valid Motiva Inventory including all accessories related to such Motiva Inventory, all of which shall have been maintained in saleable condition;
(b)    All of Menke’s rights under those contracts, purchase orders and other agreements related to the sales of Motiva Products by Menke (the “Purchased Contracts”); with it being understood that all such agreements will be assigned to Motiva in connection with the execution of this Agreement;
(c)    All lists and records pertaining to customer accounts, suppliers, distributors, personnel and agents included as part of the Purchased Contracts or the Transferred Assets and all books, records, ledgers, files, customer lists, documents, correspondence, lists, studies and reports and other written materials to the extent related exclusively to the Transferred Assets; provided, that in the event such materials do not relate exclusively, but do relate to the Transferred Assets, a redacted copy of such materials;

(d)    All authorizations, permits and approvals (and applications for the foregoing) related to the import, distribution and/or sale of Motiva Products, including, without limitation, all registrations and regulatory approvals granted by governmental authorities; and
(e)    All trademarks, domain names, and promotional materials that contain the Trademark (as defined in the Distribution Agreement) or any other mark or identifier that may be confusingly similar to the Trademark, and all copyrights and intellectual property rights within the foregoing.
1.2 Menke accepts such sales ad transfer.
2.    Purchase Price.
The aggregate purchase price for the Transferred Assets (the “Purchase Price”) shall be: (a) a cash payment (in Euros) equal to the value of the Motiva Inventory Amount, with such amount to be paid by Motiva on the Effective Date, and (b) a cash payment of up to a maximum of one million nine hundred twenty thousand euros (€1,920,000), with such amount to be paid by Motiva over a three year period in four installments based on the achievement of certain milestones and according to the following schedule:
2.1    The first installment of four hundred and eighty thousand euros (€480,000) (the “First Installment”) shall be paid by Motiva on the Effective Date upon the satisfaction of the conditions set forth herein but not limited to the full transfer of Purchased Contracts.
2.2    The next three installments of four hundred and eighty thousand euros (€480,000) (the “Milestone Payments”) shall be paid following the conclusion of each of Calendar Year 2, Calendar Year 3 and Calendar Year 4 as listed in Exhibit B attached hereto solely in the event that: (i) Menke achieves the all Minimums (as defined in the Agency Agreement) for Net Sales of the Motiva Products for such Calendar Year as set forth in, and as may be adjusted from time to time in accordance with, the Agency Agreement has been achieved (the “Sales Target Milestone”), and (ii) during such Calendar Year, the Average Selling Price (as defined in the Agency Agreement) for each Motiva Product is greater than or equal to the Average Selling Price Minimum (as defined in the Agency Agreement) for such Motiva Product, as set forth in, and as may be adjusted from time to time in accordance with, the Agency Agreement (“Required ASP Milestone”), provided that;
(a)    If both of (i) the Sales Target Milestone and (ii) the Required ASP Milestone are achieved for the applicable Calendar Year, then a Milestone Payment of four hundred and eighty thousand euros (€480,000) will become due for that Calendar Year.
(b)    If only one, but not both, of (i) the Sales Target Milestone or (ii) the Required ASP Milestone are achieved for the applicable Calendar Year, then the Milestone Payment paid by Motiva to Menke shall be reduced to four hundred and twenty thousand euros (€420,000) for that Calendar Year.
(c)    If Menke fails to achieve either of (i) the Sales Target Milestone or (ii) the Required ASP Milestone for the applicable Calendar Year, then the Milestone Payment to be paid by Motiva to Menke shall be reduced to three hundred and sixty thousand euros (€360,000) for that Calendar Year so long as they have a minimum achievement at least equal to the sales of prior Calendar Year.
2.3 All amounts stated above shall be net and exclusive of any value added tax. If and to the extent that any payments are subject to value added tax or similar taxes, those taxes shall be added to the respective payment.

3.    Closing Date and Effective Date .The closing shall take place on the Closing Date. Payments will be done at the Effective Date as the Transfer of Purchased Assets. The Agreement will enter in full effect for all the rest of the obligations by the Effective Date, if not differently and explicitly established in the body of the Agreement.

4.    Motiva Inventory. A physical inspection and accounting of inventory of the Motiva Products acquired and held by Menke (such product, the “Motiva Inventory”) shall be taken on or immediately after the Closing Date, and such Motiva Inventory that is reasonably determined by Motiva or its representatives to be of saleable quality, fit for the purpose for which they are intended, saleable and useable in the ordinary course of business, free of defects and damage and having a remaining minimum shelf-life of not less than fifty percent (50%) (such Motiva Inventory, “Valid Motiva Inventory”) shall be valued at the amount paid by Menke to Motiva or its Affiliates for such Motiva Inventory (the aggregate value of the Valid Motiva Inventory, the “Motiva Inventory Amount”). Such physical inspection and accounting of the Motiva Products shall be conducted by Motiva or its representatives jointly with Menke or its representatives, and each Party shall be responsible for any costs incurred by them in connection with their involvement in conducting the physical inventory. Motiva shall, within five (5) business Days after the completion of such inspection, pay to Menke a cash amount (in Euros) equal to the Motiva Inventory Amount. Such payment shall be made by wire transfer of immediately available funds to an account that Menke shall have designated at least forty-eight (48) hours prior to the time for payment specified hereunder.
5.    Representations and Warranties Regarding Menke. In order to induce Motiva to enter into this Agreement and consummate the Transactions, Menke hereby represents and warrants to Motiva that the statements contained in this Section 5 are true, complete and correct as of the date hereof.
5.1    Authority for Agreement. The execution, delivery and performance by Menke of this Agreement and all other instruments and agreements to be executed by Menke pursuant hereto, have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Menke and constitutes the legal, valid and binding obligations of Menke, enforceable against Menke in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies.
5.2    Consents and Approvals. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or other party is required on the part of Menke in connection with the consummation of the Transactions or to perform the related covenants and agreements contemplated hereby. Menke has received all consents, approvals or authorizations which, if not received, would result in the termination of any Purchased Contract or would permit a counterparty to terminate any such contract or agreement.
5.3    No Conflict. Neither the execution and delivery of the this Agreement nor the performance of the provisions hereof or the transactions contemplated hereby will (a) violate or conflict with the Menke’s Organizational Documents; (b) violate or conflict with any Law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any Governmental Entity, domestic or foreign, that is applicable to Menke; or (c) result in a breach of any of the terms or conditions of, or constitute a default under, any mortgage, note, bond, indenture, agreement, license or other instrument or obligation to which Menke is a party or by which any of its properties or assets may be bound or affected.

5.4    Assets and Properties.
(a)    Menke has good and marketable title to all Transferred Assets free and clear of any Lien or restrictions on transfer, and has the legal right to use all Transferred Assets. Upon completion of the Transactions, Motiva will acquire good title to all of the Transferred Assets, free and clear of any Liens. With the exception of the Inventory in transit or located with customers, no Transferred Asset is located at a location other than a location owned or leased by Menke.
(b)    Each Transferred Asset is suitable and in adequate operating condition as of the Closing Date for the purposes for which it is presently used by Menke.
5.5    Intellectual Property. The conduct of the Business has not infringed or otherwise violated, and does not and will not infringe or otherwise violate any Intellectual Property rights of any Person, and there is, and has been, no pending or, to Menke’s knowledge, threatened claim alleging any such infringement or violation. To Menke’s Knowledge, Menke is not violating, and has not violated, any confidentiality or non-disclosure agreement with any third party, including any customer or supplier of Menke, and there is, and has been, no pending or, to Menke’s Knowledge, threatened claim alleging any such violation.
5.6    Purchased Contracts. Menke has delivered to Motiva a copy of each of the Purchased Contracts. The conveyance of Purchased Contracts shall include Purchased Contracts that have been reduced to writing and a written summary of each oral Purchased Contract. Each of the Purchased Contracts is valid, binding and in full force and effect, without any material violation, breach or default of Menke thereunder. To Menke’s Knowledge of any breach or anticipated breach by the other party or parties to any of the Purchased Contracts. Menke has not received notice nor does it have reasonable grounds to believe that any party to any such Purchased Contract intends to cancel or terminate any such Purchased Contract or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof. In light of section 2.1, Menke shall ensure the full transfer of the Purchased Contracts by the Effective Date. Parties agree to cooperate in good faith to ensure the completion of the transfer.
5.7    Litigation. With respect to both Menke and the Transferred Assets, there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or threatened against Menke by any third party at law or in equity, or before or by any Governmental Entity.
5.8    Inventory. The Inventory is (a) of good and merchantable quality, fit for the purpose for which they are intended, and saleable and useable in the ordinary course of business; (b) free of defects and damage; and (c) to Menke’s Knowledge, in quantities adequate and not excessive in relation to the circumstances of the Business and in accordance with Menke’s past inventory stocking practice.
5.9    Non-Competition. As of the Closing Date, and for a period of five (5) years five after the end of this or the Agency Agreement, Menke shall not, whether individually or in partnership or jointly or in conjunction with any other person, as principal, agent, consultant, contractor, employer, employee or in any other manner, directly or indirectly, perform services for, or establish, control, own a beneficial interest in, manufacture, distribute, sell or offer for sale, directly or indirectly, or use any other means with a view to marketing or be otherwise commercially involved in any endeavor, activity or business in Germany that is a Competing Business, in respect of the Motiva Business. For the avoidance of doubt, this provision is not intended to prohibit Menke from providing services to a Competing Business if the services Menke provides to such Competing Business are unrelated to the Motiva Business and would not involve the use of confidential information of Motiva or its subsidiaries and affiliates. Menke warrants that its shareholders or other owners or equity holders are bound by this provision and expressly acknowledges and agrees that Menke will also be liable for violations of this provision by its shareholders or other owners or equity holders. As of the Closing Date Menke has entered into agreements obligating Menke and its affiliates to (i) not compete directly with Motiva its subsidiaries and affiliates for a period of five (5) years following the execution of this Agreement and (ii) for Menke’s representatives, officers, directors, and agents not to compete directly with Motiva its subsidiaries and affiliates for a period of five (5) years following the execution of this Agreement. Furthermore, Menke acknowledges and represents that consideration for the covenants in this Section 5.9 has been paid in full by Motiva as part of the Purchase Price in this Agreement.
5.10    Non-Solicitation. Menke will not for a period of five (5) years after the Closing Date, for any reason, directly or indirectly, solicit, entice, or in any other manner persuade or attempt to persuade, any customer, client, employee, supplier, distributor, or contractor of Motiva its subsidiaries and affiliates (in any case with whom Menke had business contact in the last five (5) years of Menke’s association with Motiva) to discontinue or alter to the detriment of Motiva his, her or its employment, relationship or business with Motiva. Furthermore, Menke acknowledges and represents that consideration for the covenants in this Section 5.10 has been paid in full by Motiva as part of the Purchase Price in this Agreement.
5.11    Non-Disparagement. Menke, or any of its employee’s representatives, officers, directors, and agents, shall not make disparaging remarks about Motiva or its operations, products or services, whether orally or in writing, whether online or otherwise, and whether during or after the termination of Menke’s affiliation with Motiva.
5.12    Disclosure. No representation or warranty by Menke contained in this Agreement, and no statement contained in any other instrument delivered to or to be delivered by or on behalf of Menke pursuant to this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.
6.    Representations and Warranties of Motiva. In order to induce Menke to enter into this Agreement and consummate the Transactions, Motiva hereby represents and warrants to Menke that the statements contained in this Section 6 are true, complete and correct:
6.1    Organization and Authority. Motiva is an entity duly formed and validly existing under the Laws of the jurisdiction of its incorporation. Motiva has the requisite power and authority to enter into and to perform this Agreement.
6.2    Authority for Agreement. The execution, delivery and performance by Motiva of this Agreement and all other instruments and agreements to be executed by Motiva pursuant hereto, have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Motiva and constitutes the legal, valid and binding obligations of Motiva, enforceable against Motiva in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies.
7.    Deliveries.
7.1    Deliveries of Menke. At the Effective Date , Menke will deliver or cause to be delivered to Motiva:

(a)    Conveyance Documents. This Agreement and the Agency Agreement executed by Menke, and such other deeds, bills of sale and other instruments of assignment as Motiva reasonably deems necessary in order to effect the sale of the Transferred Assets including the assignment of the Purchased Contracts to Motiva.
(b)    Consents and Waivers. Copies of all consents, approvals, releases from and filings with Governmental Entities and other third parties, including parties to the Purchased Contracts that are required in order to effect the Transactions (the “Required Consents”).
8.    Covenants and Additional Agreements.
8.1    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the purchase and sale of the Transferred Assets pursuant to this Agreement shall be borne and paid by Menke, and Menke shall file all necessary Tax Returns and other documentation with respect to all such Taxes and fees. Menke and Motiva shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such transfer Tax payable in connection therewith.
8.2    Confidential Information. The Parties hereby covenant and agree that, from and after the Closing Date, each party shall, except with the prior written consent of the other party or on behalf of the other Party and/or its Affiliates, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature regarding the Business and existing as of the Closing Date, provided that (a) each Party may disclose on a confidential basis certain summary financial information relating to the Transactions to any professional advisor, and (b) each Party may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement. The obligation of the Parties under this Section 8.2 shall not apply to information which: (i) is or becomes publicly known without breach of the commitment provided for in this Section 8.2; (ii) is available from a third-party not under an obligation to keep such information confidential; or (iii) is required to be disclosed by Law, provided, however, that in any such case under this clause (iii), the Party which has to disclose the confidential information, shall notify the other Party as early as reasonably practicable prior to disclosure to allow the other Party to take appropriate measures to preserve the confidentiality of such information. Notwithstanding the foregoing, for purposes of this Agreement, as of the Closing Date, all information included in, regarding or arising from the Transferred Assets shall be deemed the confidential information solely of Motiva.
8.3    Consents. Nothing in this Agreement shall be construed as an attempt to assign any contract, agreement, or license included in the Transferred Assets which is by its terms or by Law nonassignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by Menke would, as a matter of law, pass to Motiva as an incident of the assignments provided for by this Agreement. In order, however, to provide Motiva the full realization and value of every contract, of the character described in the immediately preceding sentence, Menke agrees that prior to Closing, it will, at the request and under the direction of Motiva, in the name of Menke or otherwise as Motiva shall specify, take commercially reasonable actions (a) to assure that the rights of Menke under such contracts shall be preserved for the benefit of Motiva and (b) to facilitate receipt of the consideration to be received by Menke in and under every such contract, which consideration shall be held for the benefit of, and shall be delivered to Motiva.
8.4    Further Assurances. At any time and from time to time after the Closing Date, the parties hereto shall (a) furnish upon reasonable request to each other such information, documents, instruments of transfer or assignment, files and books and records, (b) promptly execute, acknowledge, and deliver any such documents, instruments of transfer or assignment, files and books and records, and (c) do all such further acts and things, as such other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to herein.
9.    Survival of Representations and Warranties; Indemnification.
9.1    Survival of Representations and Warranties. Except as otherwise set forth in this Section 9.1, all of the representations and warranties of Menke, and Motiva contained in this Agreement or any other agreement, schedule or certificate delivered by Menke, or Motiva pursuant to this Agreement shall survive for five (5) years after the Closing Date. If a party hereto determines that there has been a breach by any other party hereto of any such representation or warranty and notifies the breaching party in writing prior to the expiration of the survival period applicable to such representation and warranty (which notice shall identify the nature of such claim with reasonable specificity and such party’s reasonable estimate of the value of such claim), such representation or warranty and liability therefor shall survive, but only with respect to the specified breach which is specified in such notice, until such breach has been resolved, but no party shall have any liability after such five (5) year period for any alleged breaches of representations and warranties not specifically specified in a writing delivered within such five (5) year period. Notwithstanding any term in this Section 9.1, (a) claims related to any intentional misrepresentation or fraud by Menke or Motiva in connection with this Agreement and the Transactions, and the representations and warranties contained in Sections 5.1 of this Agreement shall survive indefinitely.
9.2    Indemnification.
(a)    Indemnification by Menke. Subject to the limitations set forth in this Section 9, from and at all times after the Closing Date, Menke shall indemnify Motiva, its Affiliates, and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Motiva Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse Motiva Indemnified Parties as and when incurred for any and all liabilities, obligations, demands, claims, actions, suits, proceedings, investigations, causes of action, assessments, judgments, losses, costs, damages, deficiencies, Taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Damages”), which any Motiva Indemnified Party may suffer or incur to the extent resulting from or arising out of:
(i)    any misrepresentation or breach or inaccuracy of any representation or warranty of Menke under this Agreement or in any agreement, schedule or certificate delivered or to be delivered by or on behalf of Menke to Motiva pursuant to this Agreement;
(ii)    any liability or obligation of Menke or related to the Business (including any indebtedness of Menke);
(iii)    any Taxes with respect to operation of the Business by the Menke;
(iv)    any nonfulfillment, breach or violation of any covenant or agreement on the part of Menke under this Agreement;
(v)    any unpaid transaction expenses of Menke; and

(vi)    the Purchased Contracts.
(b)    Indemnification by Motiva with respect to Menke. Subject to the limitations set forth in this Section 9, from, and at all times after, the date of this Agreement, Motiva shall indemnify Menke and their agents, representatives, successors and permitted assigns (the “Menke Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse as and when incurred for any and all Damages which Menke may suffer or incur to the extent resulting from or arising out of:
(i)    any misrepresentation, breach or inaccuracy of any representation or warranty of Motiva under this Agreement or in any agreement, schedule or certificate delivered or to be delivered by or on behalf of Motiva to Menke pursuant to this Agreement; and
(ii)    any nonfulfillment, breach or violation of any covenant or agreement on the part of Motiva under this Agreement.
(c)    Due Diligence and Right to Indemnification. No information or knowledge obtained in any investigation or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions or the rights of the parties to indemnification pursuant to Section 9. The waiver of any condition based on the accuracy of any warranty or representation, or on the performance of or compliance with any covenant or agreements, will not affect the right to indemnification or any other remedy based on such warranties, representations, covenants and agreements.
9.3    Tax Consequences. Any indemnity payment made under Section 9 with respect to a breach by either Party shall be deemed to be an adjustment in the Purchase Price, unless a contrary treatment is required under applicable Law.
9.4    Sole and Exclusive Remedy. The parties hereto agree and acknowledge that, except in the case of intentional misrepresentation, fraud or intentional or willful breach of this Agreement, the rights to indemnification provided for in this Section 9 shall be the sole and exclusive remedy (regardless of the theory or cause of action pled) for monetary damages of Menke Indemnified Parties on the one hand, or Motiva Indemnified Parties, on the other hand, as the case may be, after the Closing for and with respect to any misrepresentation, breach or inaccuracy of any representation or warranty of a party hereto and for any nonfulfillment, breach or violation of any covenant or agreement contained in this Agreement by a party hereto, and each party to this Agreement hereby waives to the fullest extent permitted by law, any other rights or remedies that may arise under any applicable Law in connection therewith; provided, however, that nothing herein will limit in any way any party’s rights hereunder or otherwise, to specific performance, injunctive relief or other non-monetary equitable relief
9.5    Release of Claims. The Parties are in agreement that the Distribution Agreement shall be terminated effective as of the Closing Date and the Motiva shall be released from all claims arising from or in connection with the Distribution Agreement. As a matter of precaution, Menke hereby waives any and all claims arising from or in connection with the Distribution Agreement. Motiva accepts such waiver.
10.    Miscellaneous.
10.1    Entire Agreement. This Agreement and the other documents, agreements and instruments delivered pursuant hereto and thereto (together with the recitals, the schedules and exhibits hereto) embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.
10.2    Fees and Expenses. Except as otherwise expressly provided in this Agreement, Motiva, on the one hand, and Menke, on the other hand, each will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) in connection with the preparation and negotiation of this Agreement.
10.3    Amendments and Waivers. Except as otherwise set forth herein or therein, no term, condition or covenant of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of both Motiva and Menke.
10.4    Successors and Assigns. Menke may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Motiva. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the parties hereto. Motiva shall have the right assign this agreement upon written notice to Menke.
10.5    Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by electronic mail, or courier, certified or registered mail, return receipt requested, postage prepaid:
If to Menke, to:
Menke Med GmbH
Tucher Park 22, 85622 Feldkirchen
Germany
Email: f.menke@menke-med.de
Attention: Frank Menke
HypoVereinbank München
IBAN: DE13700202700659266130
BIC: HYVEDEMMXXX

If to Motiva, to:
Establishment Labs S.A.
B15 Coyol Free Zone
Alajuela 20113
Costa Rica
Email: jlivianu@establishmentlabs.com
Attention: General Counsel

Except as otherwise provided in this Agreement, all notices and communications hereunder shall be deemed to have been duly given (a) when transmitted by electronic mail, or, (b) in the case of a courier, one (1) days after the date of delivery, in each case given or addressed as aforesaid.
10.6    Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic mail in PDF or similar format shall be effective as delivery of a mutually executed counterpart to this Agreement.
10.7    Headings; Gender. The headings of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement. Wherever reference is made herein to the male, female or neuter genders, such reference shall be deemed to include any of the other genders, as the context may require.
10.8    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.
10.9    Specific Performance. The parties hereto acknowledge and agree that any party hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled, at law or in equity, such party shall also be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.10    Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.
10.11    Governing Law. All issues, questions and disputes concerning the validity, interpretation, enforcement, performance or termination of this Agreement, and all matters of extra-contractual and/or tort liability, if any, arising out of or in relation with this Agreement, shall be governed by and construed in accordance with Belgian law, without giving effect to any other choice-of-law or conflict-of-laws rules or provisions (Belgian, foreign or international) that would cause the laws of any jurisdiction other than Belgium to be applicable, and excluding the UN Convention on Contracts for the International Sale of Goods (1980) (“Vienna Convention”) (if applicable), provided however that for the transfer in rem (dingliche Übertragung) of the Transferred Assets, the laws of Germany shall apply.
10.12    Dispute Resolution. Menke and Motiva agree, on behalf of themselves, that any legal Action based on or arising out of this Agreement or for recognition and enforcement of any judgment in respect thereof brought by a party hereto, or their respective successors or assigns will be resolved in accordance with the following procedure:

(1)	the Parties shall attempt to resolve the dispute through the conciliation mechanism in accordance with the Mediation Rules of the Belgian Centre for Arbitration and Mediation CEPANI;

(2)	If, within fifteen (15) business days from the request for mediation, the following shall apply:

any disputes arising out of or in relation with this Agreement shall be finally settled under the CEPANI Rules of Arbitration by one or more arbitrators appointed in accordance with those Rules. The arbitral tribunal shall be composed of three arbitrators. The seat of the arbitration shall be Brussels (Belgium). The arbitration shall be conducted in English. The applicable rules of law are Belgian laws.
In the event of a Dispute, the prevailing party in any Action in connection therewith shall be entitled to recover from such other party its costs and expenses incurred in connection with such Action, including, without limitation, reasonable legal fees and associated costs.
10.13    Publicity. Except as required by applicable Law, no publicity, release, disclosure or announcement of or concerning this Agreement or the Transactions shall be issued by Menke without the advance written consent of Motiva; provided, however, that Menke shall be permitted to make disclosures concerning this Agreement to its accountants, attorneys and financial advisors.
10.14    References. When a reference is made in this Agreement to a Section, subsection, Exhibit or Schedule, such reference shall be to a Section, subsection, exhibit or schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement, in any schedules and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Schedule, including the Disclosure Schedules, and not otherwise defined shall have the meaning given to such term in this Agreement. Unless the context clearly requires otherwise, whenever the words “include”, “includes”, “including”, “such as” or terms of similar meaning are used in this agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein”, “hereby” and “hereunder” and terms of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms. Any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. Pronouns of one gender shall include all genders. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. All references to “Euros” or “€” shall be the official currency of the European Union unless otherwise specified.
10.15    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

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IN WITNESS WHEREOF, the undersigned have hereunto set their hands under seal as of the day and year first above written.
MOTIVA:

EUROPEAN DISTRIBUTION CENTER MOTIVA BVBA

Date: October 3, 2018
Name: Juan José Chacón Quirós
Title: Chief Executive Officer

Signature: /s/ Juan José Chacón Quirós

MENKE:

MENKE MED GmbH

Date: October 3, 2018
Name: Frank Menke
Title: Chief Executive Officer

Signature: /s/ Frank Menke

[Signature Page to Asset Purchase Agreement]

Schedule I
Terms and Definitions
Terms Defined. As used herein, the following terms have the respective meanings set forth below or set forth in the referenced Section of this Agreement:
“Action” – means suit, claim, action, arbitration, proceeding or investigation.
“Affiliate” – means and includes, at any time with respect to any Person (the “applicable Person”), each Person:
(a)    that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, the applicable Person;
(b)    that beneficially owns or holds five percent (5%) or more of any class of the Voting Equity of the applicable Person;
(c)    five percent (5%) or more of the Voting Equity (or in the case of a Person that is not a corporation, five percent (5%) or more of the equity interest) of which is beneficially owned or held by the applicable Person; or
(d)    that is an officer, director or manager (or a member of the immediate family of an officer, director or manager) of the applicable Person;
at such time; provided, however, that for purposes of this Agreement no Person holding any one or more of the shares of Equity of Menke shall be deemed to be an Affiliate solely by virtue of the ownership of such Securities.
“Agency Agreement” – means the Agency Agreement entered into by and between Motiva and Menke on or around the date of this Agreement.
“Business Day” – means a day other than a Saturday, a Sunday or a day on which the national banks located in Brussels, Belgium are required by Law to be closed.
“Competing Business” means a person or organization which is engaged in or about to be engaged in a business that competes with the Business.
“Distribution Agreement” means that certain Distribution Agreement, dated as of October 20, 2013, between the Parties.
“Equity” – means, with respect to any Person, any class of preferred, common or other capital share, share capital or similar equity interest of such Person.
“Governmental Entity” means individually, and “Government Entities” means collectively, any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.
“Intellectual Property” – means all proprietary information (whether or not protectable by patent, copyright, trademark or trade secret rights) and intellectual property rights throughout the world, including, without limitation, all trade names, trademarks (including common-law trademarks), service marks, domain names, web addresses, websites, social media accounts, art work, packaging, plates, emblems, brands, logos, insignia, works of authorship, and copyrights, and their registrations, applications and renewals, and all goodwill associated therewith, and all of their content and data, all domestic and foreign patents and patent applications, all moral, common law and economic rights of authors and inventors, all technology, know-how, show-how, inventions, discoveries, trade secrets, processes, formulae, drawings, designs, schematics, specifications, algorithms, systems, forms, technical and business information, data, databases, computer programs and software, object and source code, product information and development work-in-progress and all documentary evidence of any of the foregoing, all licenses, sublicenses or like agreements for any of the foregoing, and all other intellectual property or proprietary rights.
“Inventory” – means and includes goods owned and held by Menke for sale, lease or resale or furnished or to be furnished under contracts for services, and raw materials, goods in process, materials, component parts and supplies used or consumed, or held for use or consumption, in the Business (including all components, merchandise, raw materials, work in progress and finished goods), which are held at, or are in transit from or to the locations at which the Business is conducted, or located at suppliers’ premises on consignment, in each case, which are used or held for use by Menke in the conduct of the Business, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of Menke against suppliers of such inventories.
“Knowledge” – means, with respect to the Seller, the actual knowledge of any executive officer, and any successor to the positions or duties of such persons, in each case after due care and after reasonable inquiry. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (a) such individual has knowledge of such fact, circumstance, event or other matter, (b) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such individual that would reasonably be expected to be reviewed by such individual in the customary performance of his or her duties or (c) such fact, circumstance, event or other matter would be known to such individual had he or she made reasonable inquiry of appropriate employees and personnel.
“Laws” means all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts or decrees of any Governmental Entity.
“Lien” – means any mortgage, lien, option, encumbrance, assignment, restriction, pledge, claim, security interest, hypothecation, adverse claim, easement, encroachment, right of way, burden, title defect, title retention agreement, voting trust agreement, right of first refusal, preemptive right, put, call, restriction on transfer, charge or other encumbrance, restriction or limitation.
“Motiva Business” means the business carried on by Motiva its subsidiaries and affiliates from time to time prior to the end of Menke’s affiliation with Motiva its subsidiaries and affiliates, which involves medical technology focused on improving patient safety and aesthetic outcomes, initially in the breast aesthetics and reconstruction market.
“Motiva Products” means those products listed on Exhibit A attached to this Agreement.
“Organizational Documents” – means the articles or certificate of formation or incorporation, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing documents of an entity.

“Order” – means any order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, that is enacted, issued, promulgated, enforced or entered by any Governmental Entity of competent jurisdiction.
“Permitted Liens” – means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable; and (ii) statutory mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent.
“Signing” – Execution of this Agreement, i.e. exchange of signatures necessary for the execution of this agreement.
“Tax” or “Taxes” means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, escheat (unclaimed property), transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.
“Territory” – means the Federal Republic of Germany.
“Transactions” – means the transactions contemplated by this Agreement or any other Transaction Document.
“Transfer” – means any transfer, sale, assignment, gift, pledge, hypothecation, or other disposition or encumbrance.

Exhibit A
Motiva Products

•	MOTIVA Implants Ergonomix Round with Qid

•	MOTIVA Implants Ergonomix Round without Qid

•	MOTIVA Implants Round with Qid

•	MOTIVA Implants Round without Qid

•	MOTIVA Implants Ergonomix Oval with Qid

•	MOTIVA Implants AnatomicalTrueFixation

Exhibit B
Calendar Years

Calendar Year	Calendar Year Duration
Calendar Year 2	01/01/2019 — 12/31/2019
Calendar Year 3	01/01/2020 — 12/31/2020
Calendar Year 4	01/01/2021 — 12/31/2021